August 19, 2009

Jeffrey Riedler, Assistant Director
Division of Corporate Finance
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549-6010

Re:          Talecris Biotherapeutics Holdings Corp.

Amendment No. 6 to Registration Statement on Form S-1

Filed July 2, 2009

Amendment No. 7 to Registration Statement on Form S-1

Filed July 21, 2009

File No. 333-144941

Dear Mr. Riedler:

On behalf of Talecris Biotherapeutics Holdings Corp. (“Talecris”), we hereby submit Pre-Effective Amendment No. 8 to the above-referenced Registration Statement for the Staff’s review.  Concurrent with the transmission, we are providing to the Staff clean and blacklined copies of Amendment No. 8 to the Registration Statement showing changes from Amendment No. 6, as Amendment No. 7 was an exhibit-only filing.

Our responses to the comments raised in your letter of July 31, 2009 are below.  To assist your review, we have retyped the text of the Staff’s comments in bold face type.  Please note that all references to page numbers in the responses refer to the page numbers of Amendment No. 8 to the Registration Statement.

Form S-l

General

1.              We note your response to Comment 1.  Please revise your Summary Compensation Table to include the executive compensation information for the 2006 and 2007 fiscal years as previously disclosed in your prior amendments.  Please refer to Instruction 1 to Item 402(c) of Regulation S-K.

We have revised the disclosure on page 170 to include the executive compensation information for the 2006 and 2007 fiscal years.

2.              We note that your registration statement no longer includes disclosure in relation to your agreement with Catalent Pharma Solutions.  Please provide us with your analysis as to why this disclosure was eliminated.

In addition, we note your statement that you have developed and implemented internal capabilities or have contracted with third parties to provide services related to operational support, information technology, and product packaging, labeling, testing, and distribution. Please advise us as to the existence of arrangements with third parties other than Catalent and provide us with your analysis as to why these agreements do not need to be discussed in the filing or filed as exhibits.

In response to the Staff’s comment, we have added disclosure relating to our agreement with Catalent Pharma Solutions regarding the packaging, labeling and testing of our products in Europe on page 132 of the Registration Statement.  In addition, we have filed a redacted version of the agreement with Catalent Pharma Solutions as exhibit number 10.35 to the Registration Statement, subject to a forthcoming request for confidential treatment of specific information within the exhibit.  We do not have any other agreements with third parties that provide product packaging, labeling, testing and distribution.

To avoid potential confusion, we do have agreements with multiple parties for the sale, distribution and delivery of our products, as discussed on pages 26, 120, 131 and 132.  Aside from the agreement with Centric Health Resources (filed as exhibit 10.34), we do not believe any of these agreements need to be filed as exhibits.  All of the agreements were made in the ordinary course of our business and are of the type which ordinarily accompanies the kind of business we conduct.  Further, our business is not substantially dependent on any one of these agreements as described in Item 601(b)(10)(ii)(B) of Regulation S-K.

We have an agreement relating to the provision of information technology services, but we do not view the agreement as material.  The services provided are customary information technology consulting and management services and are provided by multiple competing companies.  We do not believe that we would face material difficulties in transitioning from this provider to another provider of similar services.  In addition, the terms of the agreement are customary and we consider the agreement to have been made in the ordinary course of our business.

We have many contracts that might be considered to be operational support, but none of these contracts is material.  Other than the previously filed Master Consulting and Advisory Services Agreement discussed on page 200 of the Registration Statement, all of our agreements relating to operational support were made in the ordinary course of our business and are of the type which ordinarily accompanies the kind of business we conduct.  Further, our business is not substantially dependent on any one of these agreements as described in Item 601(b)(10)(ii)(B) of Regulation S-K

Risk Factors

“Our financial performance is dependent upon third-party suppliers…”. page 21

3.              We note that you have identified CSL Plasma Inc. as a supplier of 25.8% of your plasma in 2008.  We also note that you have filed the underlying agreement with CSL Plasma and requested confidential treatment with regard to portions of the agreement.  Please revise your disclosure to provide further description of the material terms of the agreement including minimum purchase obligations, exclusivity terms and termination provisions.

We have revised the disclosure on page 21 in response to the Staff’s comment.  Please note that the agreement is not exclusive as we may, and do, purchase plasma from other suppliers and CSL may sell plasma to other purchasers.

4.              We note that you have identified Interstate Blood Bank, Inc. as a supplier of 8.5% of your plasma in 2008.  Please describe the material terms of your underlying agreement including minimum purchase obligations, exclusivity terms, and term and termination provisions.  In addition, please file this agreement as an exhibit to your filing or provide us with a detailed analysis as to why it does need to be filed as an exhibit.

We have added disclosure relating to our agreement with Interstate Blood Bank, Inc. (“IBBI”) on page 21 of the Registration Statement in response to the Staff’s comment.  In addition, we have filed a redacted version of the agreement with IBBI as exhibit number 10.32 to the Registration Statement, subject to a forthcoming request for confidential treatment of specific information within the exhibit.  Please note that the agreement is not exclusive as we may, and do, purchase plasma from other suppliers and IBBI sells plasma to other purchasers.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Critical Accounting Policies and Estimates

Share-based Compensation, page 64

5.              Your responses to previous stock-based compensation comments stated that you will respond when the IPO price range has been established.  We will finalize our evaluation of the issues incorporated in these comment at that time

Noted.

Sources of Credit and Contractual and Commercial Commitments, page 98

6.              We note that you have entered into two exclusive license agreements with Crucell N.V.  in relation to recombinant technology.  Please disclose the range of royalties payable under each of these agreements.  In addition, please file both of the underlying agreements as exhibits to your filing or provide us with a detailed analysis as to why these agreements do not need to be filed as exhibits.

In response to the Staff’s comment, we have revised the disclosure on page 102 to disclose the range of royalties payable under each of the Crucell agreements.

We believe, however, that these agreements are not currently material and do not need to be filed as exhibits to the Registration Statement.  Additional payments to be made by us under these agreements are subject to the achievement of certain milestones towards commercialization of the products being developed with the Crucell technology.  The achievement of these milestones requires significant technological advances and the development and commercialization of products being developed under these agreements is subject to the risks discussed on page 32, under the heading “We may not be able to commercialize products in development.”  In addition, as noted on page 102, we may terminate either of these agreements at any time and cease development of either of these products for any reason, including if we believe that commercialization is not practical or that the contracts are uneconomical.  As a result, we do not believe we have material rights or obligations under these agreements or are substantially dependent on these agreements at this time.  If, however, we proceed with development of products pursuant to these agreements and these agreements become material to us, we will file the agreements.

Business

Contract Services, page 131

7.              Please identify any material contract services arrangements you have and discuss their material terms in the body of your filing.  In addition, file the agreements as exhibits to your filing or provide us with a detailed analysis as to why these agreements do not need to be filed as exhibits.

Aside from the contracts with the Canadian blood system, none of the contract services arrangements discussed on page 131 are material.  All of our agreements of this type were made in the ordinary course of our business and are of the type which ordinarily accompanies the kind of business we conduct.  Further, our business is not substantially dependent on any one of these agreements as described in Item 601(b)(10)(ii)(B) of Regulation S-K.

Compensation Discussion & Analysis

Elements of Compensation, page 160

8.              Please disclose your actual achievement with respect to the EBITDA and unlevered free cash flow performance targets in 2008.  In addition, please discuss how the Company’s level of achievement with respect to these goals factored into the Compensation Committee’s decision to set the funding level for executive bonuses at 142% of target.

Please also identify each “performance plan goal” that factored into the Compensation Committee’s decision, discuss the achievement with respect to these goals, and disclose how achievement factored into the Compensation Committee’s decision.  To the extent that the performance plan goals are quantified, the discussion in your filing should also be quantified.

We have revised the disclosure on pages 162, 163 and 164 in response to the Staff’s comment.

9.              Please disclose the individual annual bonus targets as a percentage of base salary for each of your NEOs and disclose the actual target bonus awarded on an individual basis not in the aggregate.  Please note that this information should be included in your Compensation Discussion and Analysis.

We have revised the disclosure on page 164 in response to the Staff’s comment.

10.       Your Compensation Discussion and Analysis does not disclose all performance objectives used to determine the annual incentive award paid to each of your NEOs.  Please revise your disclosure to include the following:

•                  The performance target objectives for each NEO on an individual basis;

•                  Discussion of the NEO’s achievement with respect to each objective; and

•                  Discussion of how the level of achievement affects the actual bonus paid.

To the extent that the objectives are quantified, the discussion in your filing should also be quantified.

We have revised the disclosure on pages 162, 163 and 164 in response to the Staff’s comment.

11.       Please revise your disclosure to identify the “key financial targets” used to determine the profit sharing contributions for NEOs and discuss how the level of achievement led to the Company’s decision to fund the profit sharing amount at 3%.

We have revised the disclosure on page 164 in response to the Staff’s comment.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

22. Earnings per Share, page F-82

12.       Please explain how you determined the amounts of 163,806 and 210,723 basic weighted average shares outstanding for 2008 and 2007, respectively, given the amount of outstanding shares at the beginning and end of each year.  This comment also applies to your interim earnings per share disclosure on page F-20.

The table below provides shares utilized to determine basic weighted shares outstanding for the periods in question.  Total shares outstanding for each balance sheet date reflect the sum of common shares, nonvested restricted shares, and common shares held in escrow pursuant to an agreement with IBR, a plasma center development partner.  To determine the basic weighted shares outstanding, only the common shares and escrow shares were considered.  As it relates to the basic weighted shares calculation for each period, the following more significant activities occurred:

•                  During 2007, additional shares (165,887) were put in escrow in addition to shares issued (68,071) to IBR during Q2; 80,083 shares were issued from escrow to IBR during Q4.

•                  During Q1 2008, the remaining shares in escrow (120,125) were issued to IBR and a portion of the total shares held by IBR were repurchased (148,154).  Additional Q1 2008 shares repurchased resulted from the repurchase of restricted stock (8,301) upon vesting to satisfy tax withholding.

•                  During Q1 2008 and Q1 2009, we had 107,804 and 93,428 restricted shares, respectively, vesting based on annual vesting requirements.

•                  During Q2 2008, the remaining shares held by IBR (120,125) were repurchased in addition to a small quantity held by terminated employees.

•                  During Q1 2009, we repurchased 29,338 restricted shares upon vesting to satisfy tax withholding.

As a result of the stated share activities, we believe the basic weighted average shares outstanding for years ended 12/31/08 and 12/31/07 as well as the first quarters ended 3/31/09 and 3/31/08 properly reflect the share movements for the periods in question consistent with FAS 128 and related guidance.

				Common		Average
		Nonvested		Shares on	Basic	Common
	Common	Restricted	Escrow	Balance	Weighted	Share
	Shares	Shares	Shares	Sheet	Shares	Value

12/31/2006	45,000	258,349	34,321	—	—
Q2 ‘07 to escrow	—	—	165,887
Q2 ‘07 issued	68,071	—	—
Q3 ‘07 issued	—	93,300	—
Q4 ‘07 issued	80,083	2,000	(80,083)
Q1-Q4 ‘07 forfeitures	—	(2,274)	—
12/31/2007	193,154	351,375	120,125	664,654	210,723	$124.61
Q1 ‘08 issued	120,125	—	(120,125)
Q1 ‘08 repurchase	(156,455)	—	—
Q1 ‘08 vesting	107,804	(107,804)	—
Q1 ‘08 forfeitures		(34,370)	—
3/31/2008	264,628	209,201	—	473,829	216,689	$79.00
Q2 ‘08 issued	—	5,340	—
Q2 ‘08 repurchase	(120,241)	—	—
Q4 ‘08 vesting	1,000	(1,000)	—
Q4 ‘08 repurchase	(289)	—	—
Q2-Q4 ‘08 forfeitures	—	(1,603)	—
12/31/2008	145,098	211,938	—	357,036	163,806	$120.87
Q1 ‘09 issued	—	1,808
Q1 ‘09 vesting	93,428	(93,428)	—
Q1 ‘09 repurchase	(29,338)	—	—
3/31/2009	209,188	120,318	—	329,506	147,573	$133.00

13.       Potentially dilutive stock options and restricted shares considered in the computation of diluted earnings per share, as shown on page F-42, appear to differ from the corresponding amounts shown on page F-84.  Please explain this apparent inconsistency.

We acknowledge the Staff’s comment and believe the calculation of potentially dilutive stock options and restricted shares as shown on page F-83 properly reflects the application of FAS 128 and related literature as compared to the total outstanding awards as reported on page F-41.

As it relates to fiscal 2006 on page F-83, there are no potentially dilutive stock options or restricted shares reported as compared to the total outstanding awards at 12/31/06 on page F-41 as we reported a 2006 loss available to common stockholders.  Therefore, the diluted share disclosures on page F-83 are consistent with the basic earnings per share disclosures on page F-82.

F-41 (Total Outstanding Awards as of
the end of year)

	12/31/07	12/31/08
Restricted common stock	351,375	211,938
Stock options	1,616,543	1,784,802

F-83 (Dilutive effect for
the year ended)

	2007	2008
Restricted common stock (a)	84,314	114,909	(c)
Stock options (b)	124,136	585,720	(d)
	208,450	700,629

For both the fiscal 2007 and 2008 years, all potentially dilutive stock options and restricted shares are considered in the computation of diluted earnings per share as shown on page F-83.  The dilutive share amounts are significantly less than the total outstanding stock options and restricted shares as reported at 12/31/07 and 12/31/08 for the following reasons, which are consistent with the accounting guidance.

(a)          For 2007, the potentially dilutive restricted shares reflect both (i) the weighting of shares outstanding for the year considering the annual decrease in total restricted stock from annual March vesting; and (ii) the application of the treasury method considering restricted stock proceeds ($0), plus unrecognized stock compensation ($23.1 million), plus the tax effect of any excess tax benefits ($4.6 million) all divided by the weighted average share price during 2007 of $124.61 per common share.  As the weighted restricted common shares outstanding reflect primarily shares issued at $88 per common share, in addition to a smaller portion issued at $170 per common share, the $124.61 per common share price utilized in application of the treasury method provides for a significant repurchase of common shares when determining potentially dilutive restricted shares.

(b)         As it relates to stock options for 2007, approximately 80% of the weighted outstanding stock options were issued at a strike price of $11.11, approximately 10% were issued at a strike price of $88, and approximately 10% were issued at a strike price of $170.  Application of the treasury method to stock options considered stock option proceeds ($43.8 million), plus unrecognized stock option compensation ($23.6 million), plus the tax effect of any excess tax benefits ($50.2 million) all divided by the average share price for 2007 of $124.61 per common share.  Both the stock options with the $170 and $88 strike price were determined to be anti-dilutive.  For the stock options with the $11.11 strike price, there is a significant reduction of the weighted stock options outstanding for the repurchase of shares given application of the treasury method.  Also note that we have issued both time-based and performance-based stock options.  Performance-based stock options dependent upon the 2008 and 2009 financial results have been excluded from the potential dilutive stock options as performance targets were not achieved as of 12/31/07 relative to either 2008 or 2009 performance.

(c)          For 2008, the potentially dilutive restricted share calculation is consistent with the 2007 calculation.  However, in 2008 we are starting with an initial lower weighted restricted shares outstanding than 2007 due to the March 2008 annual vesting.  There were minimal new restricted share awards granted during 2008.  Considering application of the treasury method by reducing the weighted 2008 restricted shares for shares repurchased, the restricted stock proceeds ($0), plus unrecognized stock compensation ($13.4 million), plus the tax effect of any excess tax benefit ($1.9 million) are all divided by the 2008 average share price of

$120.87 per common share.  The weighted restricted shares are significantly reduced given they primarily reflect restricted shares issued at $88 per common share.

(d)         As it relates to stock options for 2008, approximately 60% of the weighted outstanding stock options were issued at a strike price of $11.11, approximately 25% were issued at a strike price of $88, and approximately 15% were issued at a strike price of $170.  Application of the treasury method to stock options considered stock option proceeds ($88.4 million), plus unrecognized stock option compensation ($33.9 million), plus the tax effect of any excess tax benefits ($25.9 million) all divided by the average share price for 2007 of $120.87 per common share.  Considering application of the treasury method to stock options, the stock options with the $170 strike price are anti-dilutive.  As it relates to the stock options with the $88 strike price, the dilutive effect of the weighted average options is significantly reduced under the treasury method and use of the 2008 average share price of $120.87 per common share.  As is relates to the stock options with the $11.11 strike price, there is an approximate 50% reduction in the weighted stock options outstanding considering application of the treasury method, principally through significant excess tax benefits, and use of the 2008 average share price of $120.87 per common share.  The 2008 potentially dilutive stock options of 585,720 reflect 92% of stock options with the $11.11 strike price.   Also note that we have issued both time-based and performance based stock options.  Performance based stock options dependent upon the 2009 financial results have been excluded from the potential dilutive stock options as performance targets were not achieved as of 12/31/08 relative to 2009 performance.

As a result of the stock option and restricted share activity over the periods presented and application of the treasury method for earning per share calculations for 2007 and 2008, we believe the potentially dilutive stock options and restricted shares disclosed on page F-83 are consistent with FAS 128 and related guidance and are not inconsistent with the total outstanding stock options and restricted common stock at 12/31/08 and 12/31/07 as reported on page F-41.

Exhibits and Financial Statement Schedules

14.       Please file your related party agreement with GMAC Global Relocation Services, LLC as an exhibit to the filing as required by Item 601(b)(10)(ii)(A) of Regulation S-K or provide an analysis as to why this agreement does not need to be filed as an exhibit.

In response to the Staff’s comment, we have filed a redacted version of the agreement with GMAC Global Relocation Services, LLC as exhibit number 10.36.1 to the Registration Statement, subject to a forthcoming request for confidential treatment of specific information within the exhibit.

15.       Please file your employment agreement with Kari D. Heerdt, your Senior Vice President, Human Resources, as an exhibit to the filing.

In response to the Staff’s comment, we have filed Ms. Heerdt’s employment agreement as exhibit number 10.21 to the Registration Statement.

*              *              *

We appreciate your time and attention to this amended Registration Statement as well as to Talecris’s responses to the Staffs comments.  Should you have any additional questions or concerns, please do not hesitate to contact the undersigned at (212) 549-0393, Gerard DiFiore at (212) 549-0396 or David Mittelman at (415) 659-5943.

Sincerely,

/s/ Aron Izower

REED SMITH LLP

cc:           Securities & Exchange Commission

Bryan Pitko
Frank Wyman
Donald Abbot

Talecris Biotherapeutics Holdings Corp.
Lawrence D. Stern
John F. Gaither, Jr.

Sullivan & Cromwell LLP
Glen T. Schleyer

Reed Smith LLP
Gerard DiFiore
David Mittelman